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                                                                    Exhibit 99.6


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. This Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Acquiror (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Acquiror's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange Common Shares of Tyco International Ltd. having a value of $7.50 by

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Tyco Acquisition Corp. X a wholly owned subsidiary of Tyco International Ltd.
for each outstanding Share of Common Stock (including the Associated Rights to Purchase Preferred Stock) of InnerDyne, Inc.

Tyco Acquisition Corp. X ("Acquiror"), a Delaware corporation and a wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), is offering to exchange a fraction of a Tyco common share, par value $0.20 per share ("Tyco Common Shares"), having a value of $7.50, determined as described below, for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of InnerDyne, Inc., a Delaware corporation ("InnerDyne"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of September 19, 1997, between InnerDyne and the American Stock Transfer and Trust Company, as Rights Agent (together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Prospectus, dated October 18, 2000 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, collectively constitute the "Offer"). The fraction of a Tyco Common Share for which each Share will be exchanged in the Offer will be determined by dividing $7.50 by the average of the daily volume-weighted selling price per Tyco Common Share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) for each of the five consecutive trading days ending on the trading day that is two trading days prior to the Expiration Date of the Offer (as defined below). Stockholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions, if any, on the exchange of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Acquiror will pay all charges and expenses of ChaseMellon Shareholder Services L.L.C., which is acting as exchange agent (the "Exchange Agent"), and MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 14, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, together with any other Shares beneficially owned by Tyco, represents at least a majority of the total outstanding Shares on a fully diluted basis and (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar statutes or regulations of foreign jurisdictions, if any are applicable to the Offer. The Offer is also subject to other conditions. See the Prospectus.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 3, 2000 (the "Merger Agreement"), among Acquiror, VLMS, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"), and InnerDyne, and guaranteed by Tyco. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law, Merger Sub will

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be merged with and into InnerDyne (the "Merger"), with InnerDyne surviving the
Merger as a wholly-owned subsidiary of Acquiror. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of InnerDyne, or Shares beneficially owned by Tyco and any shares as to which apraisal rights have been exercised, if such rights are available) shall be cancelled and shall be converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement is more fully described in the Prospectus.

The Board of Directors of InnerDyne has (1) determined that the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, InnerDyne'Ss stockholders, (2) approved the Offer, the Merger and the Merger Agreement and (3) recommended that InnerDyne's stockholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

For purposes of the Offer, Acquiror shall be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn when, as and if Acquiror gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such Shares. Delivery of Tyco Common Shares in exchange for Shares pursuant to the Offer and cash in lieu of fractional Tyco Common Shares will be made by the Exchange Agent as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for tendering stockholders for the purpose of receiving Tyco Common Shares and cash to be paid in lieu of fractional Tyco Common Shares from Acquiror and transmitting such Tyco Common Shares and cash to validly tendering stockholders. In all cases, payment for Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Prospectus) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 midnight, New York City time, on November 14, 2000, unless and until Acquiror (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Acquiror, shall expire prior to the the acceptance for exchange of any Shares. If the conditions to the Offer are not satisfied or waived on any scheduled expiration date of the Offer, Acquiror shall extend the Offer until such time as such conditions are satisfied or waived; provided that (a) no single extension shall exceed ten business days and
(b) Acquiror shall not be required to extend the Offer beyond April 30, 2001.


Acquiror may (subject to the provisions of the Merger Agreement), at any time or from time to time, (a) extend the Offer for any period required by any rule or regulation of the Securities and Exchange Commission applicable to the Offer and
(b) if at least a majority but less than 90% of the outstanding Shares shall have been validly tendered pursuant to the Offer as of the scheduled or extended Expiration Date, accept for exchange the Shares theretofore tendered in the Offer and extend the Offer for an aggregate period of not more than 20 business days beyond the Expiration Date. Subject to the provisions of the Merger Agreement, Acquiror expressly reserves the right to

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waive the conditions to the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of InnerDyne (a) the minimum condition may not be amended or waived and
(b) no change may be made that changes the form of consideration to be paid, decreases the price per share or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement, extends the Expiration Date of the Offer (except as provided above) or makes any other change which is adverse to the holders of the Shares.

If Acquiror extends the Offer, Acquiror will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right to withdraw the Shares. If the Offer is extended following the Expiration Date, Shares theretofore accepted for exchange may not be withdrawn.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after December 18, 2000. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Acquiror, in its sole discretion, and its determination will be final and binding on all parties.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

In connection with the Offer, InnerDyne has provided Acquiror with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with

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respect to the Offer.

Any questions or requests for assistance or for additional copies of the Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Acquiror's expense. Acquiror will not pay any fees or commissions to any broker or dealer or any other person (other than the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MACKENZIE
PARTNERS, INC.
LOGO

156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll-Free (800) 322-2885
October 18, 2000